CORRESPONDENCE

[Letterhead of Polsinelli Shughart PC]

                                                                                                                                                                                            April 2, 2013

VIA EDGAR & FACSIMILE

Mr. Jeffrey P. Riedler, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	BioScrip, Inc.
Registration Statement on Form S-3
Filed March 18, 2013
File No. 333-187336

Dear Mr. Riedler:

We refer to the shelf registration statement on Form S-3 (File No. 333-187336) (the “Registration Statement”) initially filed on March 18, 2013 by BioScrip, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”). By letter dated March 22, 2013 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided comments to the Registration Statement and the prospectus included therein. On behalf of the Company, and in connection with the Company’s concurrent filing via EDGAR of amendment number 1 to the Registration Statement (“Amendment No. 1”) to address the Staff’s comments, we are hereby providing the Company’s responses to the Comment Letter.

The Staff’s comments included in the Comment Letter, together with the Company’s responses, are set forth below. The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Mr. Jeffrey P. Riedler, Esq.

U.S. Securities and Exchange Commission

April 2, 2013

Where You Can Find More Information

Incorporation of Documents by Reference, page 2

1.	We note that you incorporate by reference your annual report on Form 10-K for the fiscal year ended December 31, 2012, which in turn incorporates certain information from your definitive proxy statement for your 2013 annual meeting of shareholders. Please note that we will be unable to process any request for acceleration of the effective date of the pending registration statement until such time as you have filed the information required in Part III of your Form 10-K. You may provide this information by filing your definitive proxy statement, amending your Form 10-K to include the information or providing the information in your registration statement.

The Company respectfully advises the Staff that the Company has provided the information required in Part III of its Form 10-K by filing via EDGAR the definitive proxy statement for the Company’s 2013 annual meeting of shareholders. The Company has amended the Registration Statement to incorporate by reference such definitive proxy statement. We kindly refer you to page 2 of Amendment No. 1.

2.	We note that you filed current reports on Form 8-K on February 4, 2013, March 11, 2013, and March 14, 2013, which are not incorporated by reference in your registration statement. Please amend your registration statement to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year, as required by Item 12(a)(2) of Form S-3.

The Company has amended the Registration Statement to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the Company’s fiscal year, as required by Item 12(a)(2) of Form S-3. We kindly refer you to page 2 of Amendment No. 1.

* * * * *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Mr. Jeffrey P. Riedler, Esq.

U.S. Securities and Exchange Commission

April 2, 2013

We trust that the information provided in this letter addresses the Staff’s comments included in the Comment Letter. If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (312) 463-6311 or Eric S. Wu at (816) 572-4580.

Very truly yours,

POLSINELLI SHUGHART PC

By: /s/ Donald E. Figliulo, Esq.
Donald E. Figliulo, Esq.

cc:	Kimberlee C. Seah, Esq. Senior Vice President, Secretary and General Counsel BioScrip, Inc.